SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of April 2008
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

     On April 11, 2008, Telvent GIT, S.A. (the “Company”) published in Spain a notice to call an ordinary meeting of shareholders on May 22, 2008 at 18:30 p.m. local time on first call, and, as the case may be, on May 23, 2008 at the same time on second call. This annual shareholders’ meeting will be held at the Company’s corporate headquarters located at calle Valgrande, 6 in Alcobendas (Madrid), Spain. An English translation of this notice and a form of the proxy are furnished as Exhibits 15.1 and 15.2 hereto.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: April 11, 2008

Exhibit Index
The following exhibits has been furnished as part of this Form 6-K.

Exhibit	Description

15.1	Notice of Calling of the Company’s Ordinary Shareholders Meeting published in Spain on April 11, 2008 (English translation).

15.2	Form of Proxy (English translation).